Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES FOURTH QUARTER AND
FISCAL YEAR 2013 FINANCIAL RESULTS

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Conference Call Details

Norsat will host a conference call today, February 26, 2014 at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss 2013 fourth quarter and full-year results. To access the conference call, please dial toll-free 1-888-396-8049 or 416-764-8646. The conference call ID is: ‘Norsat Investor Call’. Please connect approximately 10 – 15 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available later today at: http://www.norsat.com/investors/financial-information/conference-call-recordings/

Vancouver, British Columbia – February 26, 2014 -- Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments, today reported financial results for the fourth quarter and full year ended December 31, 2013. Norsat serves global customers primarily through three business units: Sinclair Technologies, Satellite Solutions and Microwave Products. All financial results are reported in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

('000), except per share amounts	Three months ended December 31				Year ended December 31
	2013	2012	Change	Change	2013	2012	Change	Change
	$	$	$	%	$	$	$	%

Revenue	10,677	10,598	79	1%	36,417	42,429	(6,012)	(14%)
Gross profit	3,193	4,616	(1,423)	(31%)	13,823	18,160	(4,337)	(24%)
Gross profit %	30%	44%	(14%)		38%	43%	(5%)
Net earnings	1,698	872	826	95%	3,707	5,135	(1,428)	(28%)
EBITDA(1)	1,464	1,376	88	6%	4,613	4,646	(33)	(1%)
Adjusted EBITDA(1)	2,144	1,266	878	69%	5,120	4,815	305	6%

Net earnings per share – basic and diluted	0.03	0.02	0.01	50%	0.06	0.09	(0.03)	(33%)

Weighted average common shares outstanding
Basic	57,674	58,037			57,803	58,146
Diluted	57,683	58,039			57,825	58,149

(1) EBITDA and Adjusted EBITDA are Non-IFRS Measures that are defined in the 2013 Annual Management’s Discussion and Analysis posted on Norsat’s website and SEDAR.

Fourth Quarter 2013 Highlights

  Fourth quarter revenue increased 1% to $10.7 million, from $10.6 million during the same period in 2012

  Gross margin decreased to 30% from 44% in Q4 2012 due to an inventory obsolescence charge of $1.3 million or 12% gross margin

  Net earnings increased 95% to $1.7 million, from $0.9 million in Q4 2012, reflecting an overall lower operating cost and higher foreign exchange gain, offset by lower gross margin

  Adjusted EBITDA increased 69% to $2.1 million, from $1.3 million in the fourth quarter of 2012

Fiscal Year 2013 Highlights

  Full-year revenue decreased 14% to $36.4 million, from $42.4 million in 2012

  Gross margin decreased to 38%, from 43% in 2012 due to an inventory obsolescence charge of $1.3 million or 3% gross margin

  Adjusted EBITDA increased 6% to $5.1 million, from $4.8 million in 2012

  Norsat acquired certain business assets and assumed certain liabilities of CVG Inc. for cash consideration of $0.5 million

  Net earnings decreased 28% to $3.7 million, from $5.1 million, reflecting lower gross margin and reduction in income tax recovery of $2.3 million, offset by lower operating expense and increased foreign exchange gain of $1.1 million.

  Awarded a Cdn$13.3 million repayable contribution from the Canadian Government’s Strategic Aerospace and Defence Initiative

“In 2013 we continued to broaden our product and service portfolio, diversify our customer base, and maintaining tight control of costs as we responded to challenging market conditions,” said Dr. Amiee Chan, President and CEO of Norsat.

“The US government budget sequestration continued to significantly impact our business by delaying customer projects and purchasing activity. Our total annual sales declined to $36 million, from $42 million a year ago, primarily as a result of the US situation, and to a lesser degree, ongoing economic uncertainty in some of our markets. We finally began to see market improvements in the fourth quarter, with our sales increasing to $10.7 million, from $10.6 million during the same period in 2012. This gain reflects the easing of the budget sequestration in the latter part of 2013 and higher US spending as a result of pent-up demand.”

“By maintaining strict cost discipline across our operations, we were successful in decreasing total expenses by $4.8 million or 30%, compared to a year ago.”

“2013 was a challenging year for our Satellite Solutions division, culminating in a $1.2 million write-down of our satellite inventory during the fourth quarter. This assessment resulted from a comprehensive review of certain satellite product lines due to changing market demand, new information indicating decreased future prospects and the expiry of various long-term US government contracts. As a result of the review, we have reallocated resources from Satellite Solutions to other market segments where we see more promising prospects.”

“In particular, we are benefiting from a general increase in customer activity in the Sinclair and Microwave segments. In 2013 we successfully increased our market penetration with these products in Europe, the Middle East and Latin America.”

“Our acquisition of CVG also continues to be very positive for us, augmenting our product portfolio and enhancing our intellectual property and diversification within the Microwave segment. The CVG portfolio contributed approximately $1.5 million in revenues in 2013 and has resulted in a significant order from Harris Corporation for the ATOM series solid state power amplifiers we acquired as part of the CVG transaction.”

“Taken together, we expect to see modest revenue improvements in 2014, compared to the year just completed,” said Dr. Chan.

Financial Review

For the three months ended December 31, 2013

For the three months ended December 31, 2013, Norsat recorded total sales of $10.7 million, up from $10.6 million in Q4 2012.

Sales from the Sinclair Technologies segment increased 12% to $6.3 million, from $5.7 million during the same period in 2012. The improvement was attributable to the easing of the budget sequestration in the latter part of 2013 and higher US government spending due to pent-up demand.

Satellite Solutions sales, which now include sales of Maritime antennas, were $0.9 million, compared to $2.5 million in Q4 2012 reflecting the continuing decrease in US military demand and budget constraints among other non-military customers.

Fourth quarter sales of Microwave Products improved 39% to $3.4 million, from $2.5 million in 2012. The $1 million increase was mainly driven by the win of a large contract in the fourth quarter of 2013. This contract win was a result of the addition of the CVG Product portfolio and our strong reputation in the microwave communications market.

On a consolidated basis, fourth quarter gross margin percentages were 30%, compared to 44% in Q4 2012. The Sinclair Technologies segment achieved a fourth quarter gross profit margin of 43%, down slightly from the 45% achieved in Q4 2012, but ahead of the historical norm. The Satellite Solutions segment recorded a negative gross margin of $0.9 million, compared to positive gross margin of $0.9 million during the same period of 2012. The year-over-year change in gross margin reflects a $1.2 million inventory write-down in the Satellite Solution segment and overall lower sales volumes.

Fourth quarter total expenses decreased to $2.1 million, from $3.8 million in Q4 2012. Selling and distributing expenses in 2013 were comparable to the same period in 2012. General and administrative expenses decreased to $0.7 million, from $1.3 million in 2012, reflecting reductions in personnel costs and sales commissions as a result of the lower sales volumes.

Fourth quarter net product development expenses decreased by 49%, to $0.4 million, largely reflecting an increased government contribution with the new SADI program obtained in 2013, compared to the lesser government contribution of the previous SADI program in the same quarter in 2012.

Other income increased to $0.5 million, from other expense of $0.1 million in the fourth quarter of 2012. The $0.6 million improvement primarily reflects a favourable foreign exchange gain of $0.5 million from translating Canadian dollar-denominated payables and loans into US dollars and a $0.1 million reduction in interest expenses. The reduced interest expense reflects a lower effective interest rate and an overall lower bank loan principal balances outstanding in the fourth quarter of 2013 in comparison to the same period in 2012

Fourth quarter earnings before income taxes increased to $1.0 million, from $0.9 million in Q4 2012, reflecting a lower gross margin offset by lower operating expenses and higher foreign exchange gain.

Fourth quarter net earnings increased to $1.7 million, or $0.03 per share, basic and diluted, inclusive of $0.02 of income tax recovery, from $0.9 million, or $0.02 per share, basic and diluted, inclusive of $0.06 of income tax recovery, during the same period in 2012.

Adjusted EBITDA for the three months ended December 31, 2013 improved by 69% to $2.1 million, primarily reflecting lower total expenses in the fourth quarter of 2013 compared to the same period in 2012.

For the year ended December 31, 2013

For the year ended December 31, 2012, Norsat recorded total sales of $36.4 million, compared to $42.2 million in 2012.

Sinclair Technologies sales were $22.5 million, compared to $24.2 million in 2012. The year-over-year change in sales was largely the result of reduced government spending in Canada and the negative impact of US government budget sequestration.

Satellite Solutions sales were $4.8 million in 2013, compared to $8.6 million in 2012. Sales from this segment were significantly impacted by reduced US military ordering of satellite equipment and services, reflecting the impact of US budget sequestration. Service revenues also declined as warranties and post-service contracts expired.

Microwave Products sales were $9.1 million, compared to $9.6 million in 2012. Our Microwave segment was significantly impacted by the US budget sequestration, which resulted in some customers delaying projects. The negative sales impact was partially offset by the fourth quarter win of the large new contract for our CVG products.

On a consolidated basis, gross profit margin percentage was 38% in 2013, compared to 43% in 2012. Sinclair Technologies maintained a gross profit margin percentage of 43%, comparable to the 44% achieved in 2012. Gross profit margins from the Satellite Solutions segment were 9%, compared to 38% in 2012, reflecting a greater proportion of lower-margin revenues in the mix and a $1.2 million inventory write-down. Gross profit margins from Microwave Products were 42%, compared to 44% in 2012, reflecting lower margin products in the sales mix.

For the year ended December 31, 2013, total expenses decreased to $10.8 million, from $15.6 million in 2012.

Selling and distributing expenses decreased to $6.3 million in 2013, from $7.2 million in 2012, reflecting reduced personnel expenses and decreased sales commissions as a result of lower sales volumes in 2013.

General and administrative expenses decreased to $3.7million, from $5.1 million in 2012. The $1.4 million decrease reflects a $0.5 million reduction in bonuses accrued due to lower sales volumes and earnings in 2013, the absence of approximately $0.3 million in severance costs paid in 2012 for the former President of Sinclair, and other employee-related cost savings.

Direct expenses increased by $0.2 million year over year, reflecting investments made to accelerate development of the newly acquired CVG product lines. On March 28, 2013, we secured a new repayable government contribution under the SADI program, which enables us to claim eligible costs incurred between July 27, 2012 and December 31, 2017. The timing of the award meant that five quarters worth of government contributions were recorded in 2013, compared to less than four quarters recorded in 2012. Claims for the year ended December 31, 2013 were $2.2 million, compared to $1.0 million during the same period in 2012. As a result, net product development costs declined to $1.4 million for 2013, from $2.4 million during the same period in 2012.

Other income for the year ended December 31, 2013 was $0.6 million, compared to other expenses of $0.9 million in 2012. The $1.5 million increase in other income was mainly driven by a $1.1 million foreign exchange gain realized as the US dollar strengthened against the Canadian dollar, and by a $0.3 million decrease in interest expenses resulting from the reduction in acquisition loan balances and the redeemed promissory note in the second quarter of 2013.

For the year ended December 31, 2013, earnings before income taxes increased to $3.0 million, from $2.6 million in 2012, reflecting lower operating expenses and a higher foreign exchange gain, partially offset by a lower gross margin.

Net income tax recovery was $0.7 million, compared to $2.5 million in 2012. The significant income tax recovery in the 2012 period resulted from the reorganization of our legal structure.

Net earnings for the year ended December 31, 2013 were $3.7 million, compared to $5.1 million in 2012, reflecting the reduced income tax recovery. Earnings per share were $0.06 per share, basic and diluted, inclusive of $0.01 of income tax recovery, compared to $0.09 per share, basic and diluted, during the same period in 2012.

Adjusted EBITDA for 2013 improved by $0.3 million or 6% to $5.1 million, from $4.8 million the same period in 2012.  The year-over-year improvement in Adjusted EBITDA reflects the $3.3 million decrease in operating expenses, partially offset by a $3.0 million reduction in gross profit margin. The decrease in operating expenses reflects reduced sale commissions as a result of lower sales volumes, lower G&A expenses from reduction in bonuses accrued due to lower sales volumes and lower earnings, and higher government contributions.

Financial Position

Norsat ended the fourth quarter of 2013 with cash and cash equivalents of $3.3 million, compared to $5.1 million as at December 31, 2012.

The Company also has access to undrawn credit facilities totaling $4.2 million as at December 31, 2013 and February 25, 2014.

Working capital as at December 31, 2012 was $10.0 million, compared to $10.5 million at December 31, 2012. The current ratio as at December 31, 2013 was 2.0 times, compared to 1.5 times as at December 31, 2012.

Outlook

While there has been some easing of the US government budget cuts in recent months, market conditions remain challenging. Management anticipates modest revenue improvement in the first quarter of 2014 driven by increased customer activity in the Sinclair and Microwave segments. Sales in the Microwave segment should be further supported by Norsat’s diversification activities, including the addition of the CVG product portfolio and related win of the Harris contract. Harris Corporation is an acknowledged industry leader and we believe this partner’s recognition of the Company’s product strengths will bolster Norsat’s reputation and could further its expansion into the BUC market for high power block up-converters. Sales in the Satellite Solution business are expected to remain constrained as a result of weak customer demand. In addition a significant airtime contract has recently expired and another airtime contract is scheduled to expire at the end of Q1 2014. Norsat does not expect it will be able to replace the recurring revenue from these contracts in the near future.

Going forward, the Company will continue to work to diversify its business by broadening its product portfolio and expanding its customer base on a geographic and market sector basis. Norsat continues to focus on markets beyond the US, as well as on the commercial, resource, transportation and public safety segments. The Company is also continuing to pursue other new revenue opportunities.

The current global economic uncertainties, coupled with Norsat’s stable financial position and capital structure, continue to create excellent conditions for realizing growth through business combinations. The Company will continue to actively pursue merger and acquisition opportunities that provide strong value, further key strategic objectives and have the potential to be accretive to shareholders.

Management will also continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions we provide to customers. In addition, the Company continues to evaluate other strategic opportunities for improving overall operating and financial performance.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Norsat International Inc.
Consolidated Statements of Financial Position
(Expressed in US Dollars)

	As at December 31
	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$3,272,595	$5,053,445
Trade and other receivables	6,821,155	7,093,169
Inventories	9,566,289	9,039,415
Prepaid expenses and other	572,038	624,025
Current assets	20,232,077	21,810,054
Non-current assets
Property and equipment, net	1,055,160	941,352
Intangible assets, net	7,377,107	8,544,267
Goodwill	5,104,370	5,388,501
Long-term prepaid expenses and other	9,340	26,295
Deferred income tax assets	4,900,000	4,172,000
Non-current assets	18,445,977	19,072,415
Total assets	$38,678,054	$40,882,469

LIABILITIES
Current liabilities
Trade and other payables	$2,162,196	$2,340,985
Accrued liabilities	1,956,998	3,482,535
Provisions	851,437	385,950
Promissory note payable	-	693,129
Taxes payable	270,263	174,939
Deferred revenue	586,925	231,068
Current liabilities before acquisition loan	5,827,819	7,308,606
Acquisition loan	4,413,296	6,953,255
Current liabilities	10,241,115	14,261,861
Non-current liabilities
Long-term deferred revenue	10,457	22,344
Deferred income tax liabilities	2,002,973	2,364,702
Non-current liabilities	2,013,430	2,387,046
Total liabilities	12,254,545	16,648,907
SHAREHOLDERS' EQUITY
Issued capital	39,850,648	39,850,648
Treasury shares	(318,255)	(131,474)
Contributed surplus	4,278,843	4,041,715
Accumulated other comprehensive (loss) income	(1,315,478)	251,826
Deficit	(16,072,249)	(19,779,153)
Total shareholders' equity	26,423,509	24,233,562
Total liabilities and shareholders' equity	$38,678,054	$40,882,469

Norsat International Inc.
Consolidated Statements of Earnings and Comprehensive Income
(Expressed in US Dollars)

	Year Ended December 31
	2013	2012	2011

Revenue	$36,417,698	$42,428,760	$37,791,757
Cost of sales	22,594,407	24,268,619	21,435,229
Gross profit	13,823,291	18,160,141	16,356,528

Expenses:
Selling and distributing expenses	6,276,842	7,212,626	5,614,121
General and administrative expenses	3,708,873	5,096,920	7,195,473
Product development expenses, gross	3,512,958	3,419,951	3,001,249
Less: Government contributions	(2,079,572)	(1,046,603)	(1,706,476)
	11,419,101	14,682,894	14,104,367
Earnings before other expenses/(income)	2,404,190	3,477,247	2,252,161

(Gain) loss on disposal of property and equipment	(13,653)	53,345	-
Interest and bank charges	329,866	620,203	591,765
(Gain) loss on foreign exchange	(887,777)	250,485	(100,222)
Earnings before income taxes	2,975,754	2,553,214	1,760,618

Current income tax expense	269,812	782,034	811,081
Deferred income tax (recovery) expense	(1,000,962)	(3,283,132)	478,585
Net earnings for the period from continuing operations	3,706,904	5,054,312	470,952

Net earnings (loss) from discontinued operations	-	80,690	(60,062)
Net earnings	$3,706,904	$5,135,002	$410,890

Other comprehensive income/(loss)
Exchange differences on translation of operations in currencies other than US Dollars	(1,567,304)	322,572	(70,746)
Total comprehensive income	$2,139,600	$5,457,574	$340,144

Net earnings per share
Basic earnings per share
Earnings from continuing operations	$0.06	$0.09	$0.01
Earnings from discontinued operations	-	-	-
Total	$0.06	$0.09	$0.01
Diluted earnings per share
Earnings from continuing operations	$0.06	$0.09	$0.01
Earnings from discontinued operations	-	-	-
Total	$0.06	$0.09	$0.01

Weighted average number of shares outstanding
Basic	57,802,680	58,146,053	58,045,606
Diluted	57,824,811	58,148,712	58,165,203

Norsat International Inc.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

	Year ended December 31
	2013	2012	2011
Cash and cash equivalents provided by/(used in)
Operating activities:
Net earnings for the period	$3,706,904	$5,135,002	$410,890
Income taxes paid	(134,804)	(1,344,364)	(956,735)
Non-cash adjustments to reconcile net earnings to net cash flows:
Amortization	1,401,323	1,475,795	1,525,345
Foreign exchange(gain)/loss	(887,777)	363,392	336,818
Loan acquisition cost amortization	27,146	26,844	23,643
(Gain)/Loss on disposal of property and equipment	(13,653)	53,345	-
Gain on sale of subsidiary	-	(93,986)	-
Current income tax expense	269,812	782,034	811,081
Deferred income tax(recovery)/expense	(1,000,962)	(3,283,132)	478,585
Share-based payments	288,033	229,564	114,237
Accretion of promissory notes	31,871	95,904	94,289
Government contribution	(2,113,720)	(1,108,673)	(1,602,199)
Changes in non-cash working capital	(1,523,806)	(55,534)	1,089,665
Net cash flows provided by operating actitivies	50,367	2,276,191	2,325,619
Investing activities:
Acquisition of business	(530,170)	-	(15,235,954)
Purchase of intangible assets, property and equipment	(584,787)	(547,662)	(276,673)
Proceeds from government contributions for acquisition of property and equipment	124,883	260,214	-
Proceeds from sale of property and equipment	4,200	42,390	-
Proceeds from sale of asset held for sale	54,768	-	-
Redemption of short-term investment	-	67,918	-
Proceeds from sale of subsidiary	13,583	76,369	-
Net cash flows used in investing activities	(917,523)	(100,771)	(15,512,627)
Financing activities:
Repayment of acquisition loan	(2,370,000)	(2,800,000)	(2,200,000)
Proceeds from government contributions	2,356,450	1,554,669	1,127,888
Payment of promissory note	(725,000)	-	-
Purchase of treasury shares	(229,881)	(131,474)	-
Vesting of RSUs	(7,805)	-	-
Proceeds from acquisition loan	-	-	11,892,959
Proceeds from shares issued under ESOP, net of share issuance costs	-	-	348,792
Repurchase of common shares and related fees	-	-	(27,916)
Proceeds from exercising warrants and options	-	-	32,559
Net cash flows provided by/(used in) financing activities	(976,236)	(1,376,805)	11,174,282

Effect of foreign currency translation on cash and cash equivalents	62,542	61,955	(109,442)

(Decrease)/increase in cash and cash equivalents	(1,780,850)	860,570	(2,122,168)
Cash and cash equivalents, beginning of period	5,053,445	4,192,875	6,315,043
Cash and cash equivalents, end of period	$3,272,595	$5,053,445	$4,192,875

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

###

For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com